SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of August, 2015

AIXTRON SE
(Translation of registrant’s name into English)

Dornkaulstr. 2
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE: Release according to Article 26, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

Notification of voting rights pursuant to Art. 25a WpHG We received the following notification pursuant to Art. 25a WpHG on August 24, 2015:

1. Listed company: AIXTRON SE, Dornkaulstraße 2, 52134 Herzogenrath, Germany

2. Notifier: UBS Group AG, Zurich, Switzerland

3. Triggering event: Exceeding Threshold

4. Threshold(s) crossed or reached: 10%

5. Date at which the threshold is crossed or reached: 18.08.2015

6. Total amount of voting rights: 10.01% (equals 11287969 voting rights) calculated from the following total number of voting rights issued: 112715180

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to Art. 25a, Sec. 1 WpHG: 3.71% (equals 4180234 voting rights) thereof held indirectly: 3.71% (equals 4180234 voting rights)

Voting rights proportion based on financial/other instruments pursuant to Art. 25 WpHG: 1.52% (equals 1710145 voting rights) thereof held indirectly: 1.52% (equals 1710145 voting rights)

Voting rights pursuant to Art. 21, 22 WpHG: 4.79% (equals 5397590 voting  rights)

8. Detailed information on financial/other instruments pursuant to Art. 25a WpHG:

Chain of controlled undertakings: UBS AG

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 06.06.2016

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 30.09.2016

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 20.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap  Maturity: Expiration date: 13.07.2017

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 01.08.2017

ISIN or name/description of the financial/other instrument: Equity Swap  Maturity: Expiration date: 03.11.2017

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 16.01.2018

ISIN or name/description of the financial/other instrument: Equity Swap  Maturity: Expiration date: 05.02.2018

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 19.03.2018

ISIN or name/description of the financial/other instrument: Equity Swap  Maturity: Expiration date: 02.07.2018

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 02.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap  Maturity: Expiration date: 13.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 19.07.2017

ISIN or name/description of the financial/other instrument: Physically Settled Short PUT Option Maturity:
Expiration date: 18.12.2015

Furthermore we received the following notification pursuant to Art. 25a WpHG on August 24, 2015:

1. Listed company: AIXTRON SE, Dornkaulstraße 2, 52134 Herzogenrath, Germany

2. Notifier: UBS AG, Zurich, Switzerland

3. Triggering event: Exceeding Threshold

4. Threshold(s) crossed or reached: 10%

5. Date at which the threshold is crossed or reached: 18.08.2015

6. Total amount of voting rights: 10.01% (equals 11287969 voting rights) calculated from the following total number of voting rights issued: 112715180

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to Art. 25a, Sec. 1 WpHG: 3.71% (equals 4180234 voting rights) thereof held indirectly: 0.00% (equals 0 voting rights)

Voting rights proportion based on financial/other instruments pursuant to Art. 25 WpHG: 1.52% (equals 1710145 voting rights) thereof held indirectly: 0.20% (equals 229901 voting rights)

Voting rights pursuant to Art. 21, 22 WpHG: 4.79% (equals 5397590 voting  rights)

8. Detailed information on financial/other instruments pursuant to Art. 25a WpHG:

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 06.06.2016

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 30.09.2016

ISIN or name/description of the financial/other instrument: Equity Swap  Maturity: Expiration date: 20.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 13.07.2017

ISIN or name/description of the financial/other instrument: Equity Swap  Maturity: Expiration date: 01.08.2017

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 03.11.2017

ISIN or name/description of the financial/other instrument: Equity Swap  Maturity: Expiration date: 16.01.2018

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 05.02.2018

ISIN or name/description of the financial/other instrument: Equity Swap  Maturity: Expiration date: 19.03.2018

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 02.07.2018

ISIN or name/description of the financial/other instrument: Equity Swap  Maturity: Expiration date: 02.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 13.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap  Maturity: Expiration date: 19.07.2017

ISIN or name/description of the financial/other instrument: Physically Settled Short PUT Option Maturity:
Expiration date: 18.12.2015

Furthermore we received the following notification pursuant to Art. 25a WpHG on August 24, 2015:

1. Listed company: AIXTRON SE, Dornkaulstraße 2, 52134 Herzogenrath, Germany

2. Notifier: UBS Group AG, Zurich, Switzerland

3. Triggering event: Falling below threshold

4. Threshold(s) crossed or reached: 10%

5. Date at which the threshold is crossed or reached: 19.08.2015

6. Total amount of voting rights: 9.91% (equals 11172502 voting rights) calculated from the following total number of voting rights issued: 112715180

7. Detailed information on the voting rights proportion:

Voting rights  proportion based on financial/other instruments pursuant to Art. 25a, Sec. 1 WpHG: 3.69% (equals 4160173 voting rights) thereof held indirectly: 3.69%  (equals 4160173 voting rights)

Voting rights proportion based on financial/other instruments pursuant to Art. 25 WpHG: 1.41% (equals 1587851 voting rights) thereof held indirectly: 1.41% (equals 1587851 voting rights)

Voting rights pursuant to Art. 21, 22 WpHG: 4.81% (equals 5424478 voting  rights)

8. Detailed information on financial/other instruments pursuant to Art. 25a WpHG:

Chain of controlled undertakings: UBS AG

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 06.06.2016

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 30.09.2016

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 20.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap  Maturity: Expiration date: 13.07.2017

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 01.08.2017

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 03.11.2017

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 16.01.2018

ISIN or name/description of the financial/other instrument: Equity Swap  Maturity: Expiration date: 05.02.2018

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 19.03.2018

ISIN or name/description of the financial/other instrument: Equity Swap  Maturity: Expiration date: 02.07.2018

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 02.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap  Maturity: Expiration date: 13.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 19.07.2017

ISIN or name/description of the financial/other instrument: Physically Settled Short PUT Option Maturity:
Expiration date: 18.12.2015

Furthermore we received the following notification pursuant to Art. 25a WpHG on August 24, 2015:

1. Listed company: AIXTRON SE, Dornkaulstraße 2, 52134 Herzogenrath, Germany

2. Notifier: UBS AG, Zurich, Switzerland

3. Triggering event: Falling below threshold

4. Threshold(s) crossed or reached: 10%

5. Date at which the threshold is crossed or reached: 19.08.2015

6. Total amount of voting rights: 9.91% (equals 11172502 voting rights) calculated from the following total number of voting rights issued: 112715180

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to Art. 25a, Sec. 1 WpHG: 3.69% (equals 4160173 voting rights) thereof held indirectly: 0.00% (equals 0 voting rights)

Voting rights proportion based on financial/other instruments pursuant to Art. 25 WpHG: 1.41% (equals 1587851 voting rights) thereof held indirectly: 0.11% (equals 127607 voting rights)

Voting rights pursuant to Art. 21, 22 WpHG: 4.81% (equals 5424478 voting  rights)

8. Detailed information on financial/other instruments pursuant to Art. 25a WpHG:

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 06.06.2016

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 30.09.2016

ISIN or name/description of the financial/other instrument: Equity Swap  Maturity: Expiration date: 20.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 13.07.2017

ISIN or name/description of the financial/other instrument: Equity Swap  Maturity: Expiration date: 01.08.2017

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 03.11.2017

ISIN or name/description of the financial/other instrument: Equity Swap  Maturity: Expiration date: 16.01.2018

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 05.02.2018

ISIN or name/description of the financial/other instrument: Equity Swap  Maturity: Expiration date: 19.03.2018

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 02.07.2018

ISIN or name/description of the financial/other instrument: Equity Swap  Maturity: Expiration date: 02.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap Maturity: Expiration date: 13.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap  Maturity: Expiration date: 19.07.2017

ISIN or name/description of the financial/other instrument: Physically Settled Short PUT Option Maturity:
Expiration date: 18.12.2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	August 27, 2015	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO